Exhibit 99

May 15, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Ladies and Gentlemen:

Arthur Andersen LLP has represented to United Air Lines, Inc. that the audit completed for the year ending November 30, 2001 was subject to Andersen's quality control system for the United States accounting and auditing practice.  Arthur Andersen has provided assurance to United Air Lines, Inc. that the audit engagement was conducted in compliance with professional standards.  The audit was conducted with the appropriate continuity and availability of personnel, in the United States, as well as the appropriate availability of national office consultation.

Sincerely,

/s/Frederic F. Brace
Frederic F. Brace
Senior Vice President
and Chief Financial Officer